THE STEPHAN CO.
1850 WEST McNAB ROAD
FORT LAUDERDALE, FL  33309

October 7, 2005

Mr. Robert Burnett, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Dear Mr. Burnett:

     In response to Mr. Moran's comment letter of September 30, 2005 with respect to the Form 8-K filed September 19, 2005 and the Form 10-Q for the Quarter ended March 31, 2005, please take into consideration the following information and let me know if you still believe that our filings need to be amended.

     Our Form 10-K for the year ended December 31, 2004 was not filed until Friday, September 9, 2005, a delay due in large part to our former auditors unwillingness to issue their opinion on our financial statements until such time as the SEC was satisfied with our carrying value of long-term inventory. You will note that our Form 10-K has, in its footnotes, information regarding events subsequent to December 31, 2004. On Tuesday, September 13, 2005, we terminated Deloitte & Touche LLP, and hired our new accounting firm. In essence, there was no intervening or interim period between the firing of the old accountants and the hiring of the new accountants.

     With respect to the 8-K not being dated, please refer to the paragraph above the "signature block" on Page 4.

     Our new independent accountants did perform a review of both our March 31,2005 and June 30, 2005 Forms 10-Q. Our June 30, 2005 Form 10-Q was filed on September 30, 2005, the date of your letter.

     I hope the above clarifies your questions on our recent filings. If you have any other questions, please contact me.

								Very truly yours,

                                                /s/ David Spiegel

								David Spiegel
								Chief Financial Officer